Exhibit 16.1

Anton & Chia	Certified Public Accountants

December 14, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K Amendment No. 1 dated December 11, 2012, of Entest BioMedical, Inc. (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal.  We have not reviewed nor audited this Company or issued an audit opinion as such.  We cannot confirm or deny that the appointment of Seale and Beers, Certified Public Accounts was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,
/s/ Anton & Chia, LLP
Anton & Chia, LLP
Newport Beach, California

CC: Entest BioMedical Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942